

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2024

Stuart Ingall-Tombs
Chief Financial Officer
Rentokil Initial plc
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom

> **Re: Rentokil Initial plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-41524**

Dear Stuart Ingall-Tombs:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services